RESIGNATION LETTER

December 7, 2015

Board of Directors
TetriDyn Solutions, Inc.

Dear Gentlemen:

In view of the termination of the Agreement and Plan of Merger with Ocean Thermal Energy Corporation and my personal commitments, I hereby resign from all positions as an officer and director of TetriDyn Solutions, Inc. (the “Corporation”), effective immediately upon acceptance by the board of directors.

My resignation is not the result of any disagreement with the Corporation on any matter relating to its operations, policies, or practices.

Sincerely, /s/ Antoinette Knapp Hempstead Antoinette Knapp Hempstead